Exhibit (a)(1)(B)
FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS
We are pleased to announce that the Board of Directors of Builders FirstSource has approved a stock option exchange offer in which you are eligible to participate. Specifically, you will have the opportunity to exchange your options that have an exercise price greater than or equal to $17.90 per share for an equal number of new options. These new options will have an exercise price equal to the closing price of our common stock at the expiration of the exchange offer, which we expect to be May 22, 2008.
The Board has authorized this exchange offer because the directors recognize and appreciate the talents and contributions of the key managers who have been chosen to participate in this exchange offer. While we can’t predict the stock market, we expect that if you chose to participate in the exchange offer, you would receive options with a significantly lower exercise price than the options you currently hold. By approving this offer, the Board of Directors wishes to provide an incentive to you and other key managers to drive the Company’s future performance.
Attached you will find the following documents related to Builders FirstSource’s stock option exchange offer: an Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, an Election Form, an Eligible Option Information Sheet, and a Notice of Withdrawal.
Please carefully read the documents and instructions attached to this letter. The Election Form and Eligible Option Information Sheet must be returned as indicated in the enclosed materials to Jeff Wier, so that it is received before the Expiration Date, which we expect will be at 5:00 p.m., Eastern Time, on May 22, 2008 (or a later Expiration Date if we extend the offer).
If you have any questions about the exchange offer, please contact Jeff Wier, by mail or delivery service at 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, by phone at (214) 880-3575, or by e-mail at jeff.wier@bldr.com.